Exhibit 1

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	Grayling
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	eknettel@hfgcg.com
nachum@audiocodes.com	shirley@audiocodes.com

AudioCodes Reports Fourth Quarter and Full Year 2008 Results

Full Year 2008 Revenues Rise 10.4% Year-Over-Year, to Record $174.7 Million

Lod, Israel – February 11, 2009 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the fourth quarter and year ended December 31, 2008.

Revenues for the fourth quarter of 2008 were $38.8 million compared to $42.8 million for the fourth quarter ended December 31, 2007, a year-over-year decline of $4.1 million, or 9.5%. Revenues for the full year 2008 were $174.7 million compared to $158.2 million in 2007, a year-over-year increase of $16.5 million, or 10.4%. Revenues for the fourth quarter of 2008 do not include $1.7 million of revenues which were recorded as unpaid deferred revenues as a result of the Nortel Group seeking creditor protection in January 2009.

During the fourth quarter, the Company recognized a non-cash impairment charge of $86.1 million with respect to goodwill, long-lived assets and investment in an affiliate. The charge, which is subject to change based on completion of valuation procedures, was identified in connection with the Company’s annual impairment tests and reflects market conditions. Net loss in accordance with U.S. generally accepted accounting principles (GAAP) was $86.7 million, or ($2.16) per diluted share, for the fourth quarter of 2008 compared to GAAP net income of $1.0 million, or $0.02 per diluted share, for the corresponding fourth quarter of 2007. The Company reported a GAAP net loss of $81.3 million, or ($1.97) per diluted share, for 2008 compared to a GAAP net loss of $3.9 million, or ($0.09) per diluted share, for 2007.

Fourth Quarter & Full Year 2008 Financial Results	Page 1 of 10

Non-GAAP net income was $776,000, or $0.02 per diluted share, for the fourth quarter of 2008 compared to non-GAAP net income of $3.7 million, or $0.08 per diluted share, for the fourth quarter of 2007. Non-GAAP net income for 2008 was $12.3 million, or $0.29 per diluted share, compared to non-GAAP net income of $8.3 million, or $0.19 per diluted share, for 2007. Non-GAAP net income does not include $1.7 million which were recorded as unpaid deferred revenues as a result of the Nortel Group announcement in January 2009.

Non-GAAP net income excludes (i) stock-based compensation expenses, (ii) amortization expenses related to the Nuera, Netrake and CTI Squared acquisitions and (iii) the non-cash impairment charge with respect to goodwill, long-lived assets and investment in an affiliate. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Cash flow from operating activities was $9.4 million in the fourth quarter of 2008, and was $16.4 million for 2008, compared to $9.0 million in the fourth quarter last year and $12.4 million for 2007.

“In 2008 AudioCodes has significantly strengthened its leading position in the VoIP networking market. The improvement in 2008 revenues and in non-GAAP net income and operating margin reflect the success of our networking strategy to innovate and deploy leading-edge VoIP network products,” stated Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes. “While we are disappointed with the decrease in revenues and earnings during the fourth quarter of 2008 and the uncertain outlook for 2009 due to the global economic crisis, we are encouraged with the increased level of customer activity and our ability to continue to generate positive operating cash flow.”

“AudioCodes has always been synonymous with superior voice quality and in 2008 we put in motion a range of new product initiatives aimed at extending our leadership position for long-term growth. As the demand for more integrated VoIP solutions has grown, we have launched our new Mediant™ 1000 Multi-Service Business Gateway (MSBG). Our High Definition (HD) VoIP strategy, and recent launch of our new HD VoIP enabled IP Phones, set the stage for substantially enhanced voice quality across the network, and we are very pleased with the favorable feedback from potential partners and customers,” commented Mr. Adlersberg.

In January 2009, Nortel, AudioCodes’ largest customer, announced that it would seek creditor protection for the company and some of its subsidiaries. As of December 31, 2008, a total of $1.7 million of sales to the Nortel Group was recorded as unpaid deferred revenues which reduced trade receivables in the Company’s balance sheets.

Fourth Quarter & Full Year 2008 Financial Results	Page 2 of 10

During the fourth quarter, the Company repurchased approximately $51.5 million in principal amount of its 2% Senior Convertible Notes due 2024 for a total cost, including accrued interest, of $50.2 million. The Company issued $125.0 million in principal amount of these notes in November 2004.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits were $115.1 million as of December 31, 2008, compared to $158.7 million as of September 30, 2008 and $143.1 million as of December 31, 2007. The year-over-year decline was attributable to the repurchase of the Senior Convertible Notes.

As of December 1, 2008 AudioCodes began consolidating the financial results of Natural Speech Communication Ltd. (NSC), an Israeli based company engaged in speech recognition, into AudioCodes’ financial results. As of December 31, 2008, AudioCodes owned 56.6% of the outstanding share capital of NSC (51.0% of the share capital of NSC on a fully diluted basis). During the fourth quarter, NSC revenues were $83,000 and it had a net loss of $625,000. AudioCodes included $73,000 of NSC revenues in AudioCodes’ revenues for the fourth quarter. NSC results will be fully consolidated into AudioCodes income statement in 2009 since AudioCodes holds the majority of risk with respect to NSC.

Conference Call & Web cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Daylight Time on Thursday, February 12, 2009 to discuss the fourth quarter and full year 2008 financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) provides innovative, reliable and cost-effective Voice over IP (VoIP) technology, Voice Network Products, and Value Added Applications to Service Providers, Enterprises, OEMs, Network Equipment Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway, and media processing enabling technologies based on VoIPerfect™ -- AudioCodes’ underlying, best-of-breed, core media architecture. The company is a market leader in VoIP equipment, focused on VoIP Media Gateway, Media Server, Session Border Controllers (SBC), Security Gateways and Value Added Application network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past ten years and is a key player in the emerging best-of-breed, IMS based, VoIP market. The Company is a VoIP technology leader focused on quality and interoperability, with a proven track record in product and network interoperability with industry leaders in the Service Provider and Enterprise space. AudioCodes Voice Network Products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, cable, enhanced voice services, video, and Enterprise IP Telephony markets. AudioCodes’ headquarters and R&D are located in Israel with an additional R&D facility in the U.S. Other AudioCodes’ offices are located in Europe, India, the Far East, and Latin America. For more information on AudioCodes, visit http://www.audiocodes.com

Fourth Quarter & Full Year 2008 Financial Results	Page 3 of 10

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are ‘‘forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2009 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI(2), CTI Squared, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

Fourth Quarter & Full Year 2008 Financial Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2008	December 31, 2007
	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$36,779		$75,063
Short-term bank deposits	61,870	*)	18,157
Short-term marketable securities and accrued interest	16,481		17,244
Trade receivables, net	29,564		25,604
Other receivables and prepaid expenses	3,373	*)	6,500
Deferred tax assets	972		1,001
Inventories	20,623		18,736

Total current assets	169,662		162,305

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	—		32,670
Investments in companies	1,245		1,343
Deferred tax assets	1,255		1,057
Severance pay funds	10,297		9,799

Total long-term investments	12,797		44,869

PROPERTY AND EQUIPMENT, NET	6,844		7,094

GOODWILL, INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	41,179		130,219

Total assets	$230,482		$344,487

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000		$—
Trade payables	11,661		8,849
Other payables and accrued expenses	24,189		28,780
Senior convertible notes	71,374		—

Total current liabilities	113,224		37,629

ACCRUED SEVERANCE PAY	12,174		11,168

LONG-TERM BANK LOANS	21,750		—

SENIOR CONVERTIBLE NOTES	—		121,198

Total shareholders’ equity	83,334		174,492

Total liabilities and shareholders’ equity	$230,482		$344,487

*) reclassified

Fourth Quarter & Full Year 2008 Financial Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Revenues	$174,744	$158,235	$38,752	$42,840

Cost of revenues	77,455	69,185	17,800	18,673

Gross profit	97,289	89,050	20,952	24,167

Operating expenses:
Research and development, net	37,833	40,706	8,698	10,086
Selling and marketing	44,657	42,900	10,199	10,818
General and administrative	9,219	9,637	2,172	2,437
Impairment of goodwill and long-lived assets (1)	85,015	—	85,015	—

Total operating expenses	176,724	93,243	106,084	23,341

Operating income (loss)	(79,435)	(4,193)	(85,132)	826
Financial income, net	1,182	2,670	20	784
Equity in losses of affiliated companies	2,582	1,097	1,521	346

Income (loss) before taxes on income	(80,835)	(2,620)	(86,633)	1,264
Taxes on income (loss), net	505	1,265	25	224

Net income (loss)	$(81,340)	$(3,885)	$(86,658)	$1,040

Basic net earnings (loss) per share	$(1.97)	$(0.09)	$(2.16)	$0.02

Diluted net earnings (loss) per share	$(1.97)	$(0.09)	$(2.16)	$0.02

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	41,201	42,699	40,182	43,080

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	41,201	42,699	40,182	43,938

(1)	Impairment charge is subject to change based on completion of valuation procedures

Fourth Quarter & Full Year 2008 Financial Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS
In thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Revenues	$174,744	$158,235	$38,752	$42,840

Cost of revenues (1)(2)	75,014	66,079	17,236	17,960

Gross profit	99,730	92,156	21,516	24,880

Operating expenses:
Research and development, net (1)	36,366	37,695	8,541	9,456
Selling and marketing (1)(2)	41,587	38,380	9,643	9,779
General and administrative (1)	8,689	8,770	2,126	2,209

Total operating expenses (1)(2)(3)	86,642	84,845	20,310	21,444

Operating income	13,088	7,311	1,206	3,436
Financial income, net	1,182	2,670	20	784
Equity in losses of affiliated companies (4)	1,486	1,097	425	346

Income before taxes on income	12,784	8,884	801	3,874
Taxes on income, net	505	561	25	224

Non-GAAP net income	$12,279	$8,323	$776	$3,650

Non-GAAP diluted net earnings per share	$0.29	$0.19	$0.02	$0.08

Weighted average number of shares used in computing non-GAAP diluted net earnings per share (in thousands)	43,205	43,740	40,232	43,955

(1)	Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006

(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared

(3)	Excluding impairment charge of goodwill and long-lived assets

(4)	Excluding impairment charge of investment in affiliate

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Fourth Quarter & Full Year 2008 Financial Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME
In thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

GAAP Net income (loss)	$(81,340)	$(3,885)	$(86,658)	$1,040

GAAP Diluted net earnings (loss) per share	$(1.97)	$(0.09)	$(2.16)	$0.02

Cost of revenues:
Stock-based compensation (1)	318	613	40	131
Amortization expenses(2)	2,123	2,493	524	582
	2,441	3,106	564	713
Research and development, net:
Stock-based compensation (1)	1,467	3,011	157	630

Selling and marketing:
Stock-based compensation (1)	2,026	3,476	295	778
Amortization expenses(2)	1,044	1,044	261	261
	3,070	4,520	556	1,039
General and administrative:
Stock-based compensation (1)	530	867	46	228

Impairment of goodwill, long-lived assets and investment in an affiliate (3)	86,111	—	86,111	—

Income tax effect (2)	—	704	—	—

Non- GAAP Net income	$12,279	$8,323	$776	$3,650

Non-GAAP Diluted net earnings per share	$0.29	$0.19	$0.02	$0.08

(1)	Stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006

(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared

(3)	Impairment charge is subject to change based on completion of valuation procedures

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Fourth Quarter & Full Year 2008 Financial Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(81,340)	$(3,885)	$(86,658)	$1,040
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,441	7,789	1,765	1,867
Impairment of goodwill, long-lived assets and investment in an affiliate	86,111	—	86,111	—
Amortization of marketable securities premiums and accretion of discounts, net	112	39	89	(11)
Equity in losses of affiliated companies	1,486	1,097	425	346
Increase in accrued severance pay, net	451	356	508	152
Stock-based compensation expenses	4,341	7,967	538	1,767
Amortization of senior convertible notes discount and deferred charges and income from redemption of senior convertible notes	142	203	(11)	52
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	125	(427)	922	(92)
Decrease (increase) in deferred tax assets	(169)	2,390	(169)	2,021
Decrease (increase(in trade receivables, net	(3,960)	5,014	6,267	3,987
Decrease (increase) in other receivables and prepaid expenses	450	(1,596)	2,729	(867)
Increase in inventories	(1,840)	(2,643)	(508)	(970)
Increase in trade payables	2,728	1,263	1,069	2,085
Increase (decrease) in other payables and accrued expenses	333	(5,181)	(3,668)	(2,413)

Net cash provided by operating activities	16,411	12,386	9,409	8,964

Cash flows from investing activities:
Investment in short-term bank deposits	(100,609)	(18,065)	(8,500)	(18,065)
Investment in long-term bank deposits	(255)	(11,000)	—	—
Proceeds from sale and maturity of marketable securities	17,000	31,600	—	9,000
Proceeds from bank deposits	90,142	28,700	55,503	—
Investments in companies, net	(1,330)	(1,003)	40	—
Payment for acquisition of CTI Squared*)	(5,000)	(4,897)	—	—
Purchase of property and equipment	(3,158)	(2,629)	(265)	(574)
Purchase of marketable securities	(16,795)	—	—	—
Proceed from structured notes called by the bank	—	10,000	—	10,000

Net cash provided by (used in) investing activities	(20,005)	32,706	46,778	361

Fourth Quarter & Full Year 2008 Financial Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)
U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Repurchase of shares	(13,747)	—	—	—
Repurchase of Senior convertible notes	(50,240)	—	(50,240)
Increase in current maturities of long-term bank loans	6,000	—	—	—
Long-term bank loans received	24,000	—	—	—
Repayment of loan from bank	(2,250)	—	(1,500)	—
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	1,547	4,800	—	158

Net cash provided by (used in) financing activities	(34,690)	4,800	(51,740)	158

Increase (decrease) in cash and cash equivalents	(38,284)	49,892	4,447	9,483
Cash and cash equivalents at the beginning of the period	75,063	25,171	32,332	65,580

Cash and cash equivalents at the end of the period	$36,779	$75,063	$36,779	$75,063

*) Excluding cash and cash equivalents

Fourth Quarter & Full Year 2008 Financial Results	Page 10 of 10